UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Mercury Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589378108

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,156,831
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,156,831
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,156,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,333,266
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,333,266
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,333,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		368,090
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

368,090
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

368,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		221,718
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

221,718
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		221,718
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

221,718
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		154,830
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

154,830
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

154,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		154,830
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

154,830
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

154,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		376,548
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

376,548
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

376,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		585,950
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

585,950
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

585,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,156,831
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,156,831
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,156,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,156,831
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,156,831
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,156,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,156,831
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,156,831
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,156,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,156,831
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,156,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,156,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 589378108

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,156,831
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,156,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,156,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 589378108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 2,333,266 Shares beneficially owned by Starboard V&O Fund is approximately $123,269,603, excluding brokerage commissions. The aggregate purchase price of the 368,090 Shares beneficially owned by Starboard S LLC is approximately $19,372,301, excluding brokerage commissions. The aggregate purchase price of the 221,718 Shares beneficially owned by Starboard C LP is approximately $11,669,997, excluding brokerage commissions. The aggregate purchase price of the 154,830 Shares beneficially owned by Starboard L Master is approximately $8,154,907, excluding brokerage commissions. The aggregate purchase price of the 585,950 Shares beneficially owned by Starboard X Master is approximately $30,890,737, excluding brokerage commissions. The aggregate purchase price of the 4,156,831 Shares held in the Starboard Value LP Account is approximately $219,683,994, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 23, 2022, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to immediately increase the size of the Board from nine (9) to eleven (11) directors and expand the size of Class I directors by two (2) directors and appoint Howard L. Lance (the “Starboard Appointee”) and Bill L. Ballhaus (the “JANA Appointee” and together with the Starboard Appointee, the “New Independent Appointees”) to the Board as Class I directors. The New Independent Appointees will stand for election at the 2022 annual meeting of stockholders (the “2022 Annual Meeting”) together with the Issuer’s other Class I director nominees for terms expiring at the Issuer’s 2025 annual meeting of stockholders. The Issuer agreed that two (2) existing Class I directors of the Board shall not be selected by the Nominating and Governance Committee of the Board (the “N&G Committee”) to be included in the slate of recommended nominees standing for election at the 2022 Annual Meeting.

The Issuer also agreed, among other things: (i) to recommend, support and solicit proxies for the election of the New Independent Appointees at the 2022 Annual Meeting in the same manner as for the Issuer’s other nominees at the 2022 Annual Meeting; (ii) to appoint each of the New Independent Appointees to each of the N&G Committee and the M&A and Finance Committee and one of the New Independent Appointees to the Human Capital and Compensation Committee; (iii) to take all necessary actions so that the size of the Board is no more than (A) eleven (11) directors during the period commencing with the date of the Agreement through the conclusion of the 2022 Annual Meeting, and (B) nine (9) directors effective upon the conclusion of the 2022 Annual Meeting through the expiration of the Standstill Period (as defined below), in each case, unless otherwise agreed by Starboard in writing; and (iv) to use its reasonable best efforts to schedule and hold the 2022 Annual Meeting no later than November 15, 2022.

The Agreement also provides that if the Starboard Appointee, including any replacement(s) thereof, is unable or unwilling to serve as a director, resigns as a director or is removed as a director prior to the expiration of the Standstill Period, then Starboard has the ability to designate a replacement for such person on the Board (including any committee(s), as applicable) that is reasonably acceptable to the Board.

16

CUSIP No. 589378108

Pursuant to the terms of the Agreement, Starboard agreed, among other things: (i) to not nominate or recommend for nomination any person for election at any annual or special meeting of the Issuer’s stockholders, or any stockholder action by written consent; (ii) not to submit any proposal for consideration at, or bring any other business before, any annual or special meeting of the Issuer’s stockholders, or any stockholder action by written consent; (iii) not to initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any annual or special meeting of the Issuer’s stockholders, or any stockholder action by written consent; and (iv) to appear in person or by proxy at the 2022 Annual Meeting and vote all Shares beneficially owned by Starboard (A) in favor of the Issuer’s nominees, (B) in accordance with the Board’s recommendation with respect to the Issuer’s stock incentive plan to replenish shares available for grants under that plan in an amount not to exceed 2,000,000 Shares, (C) in favor of the ratification of the appointment of KPMG LLP as the Issuer’s independent registered public accounting firm, and (D) in accordance with the Board’s recommendation with respect to any other Issuer proposal or stockholder proposal presented at the 2022 Annual Meeting other than with respect to the Issuer’s “say-on-pay” proposal which Starboard shall be permitted to vote on as it sees fit; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any Issuer proposal or stockholder proposal presented at the 2022 Annual Meeting (other than proposals relating to the election or removal of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. The Agreement further provides that for the avoidance of doubt, Starboard shall be permitted to vote in sole discretion on any proposal of the Issuer in respect of any extraordinary transaction that would result in (i) any person becoming a beneficial owner, directly or indirectly, of securities of the Issuer representing more than fifty percent (50%) of the equity interests and voting power of the Issuer’s then-outstanding equity securities or (ii) the Issuer entering into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Issuer’s stockholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity’s then-outstanding equity securities.

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement until the earlier of (i) thirty (30) days prior to the deadline for the submission of stockholder nominations for the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) pursuant to the Issuer’s By-Laws or (ii) the date that is one hundred forty-five (145) days prior to the first anniversary of the 2022 Annual Meeting (the “Standstill Period”). The standstill provisions generally prohibit Starboard from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any “group” or becoming party to any voting arrangement or agreement; (iii) depositing any Shares in any voting trust or subject any Shares to any arrangement with respect to the voting of any Shares other than among the members of Starboard and otherwise in accordance with the Agreement; (iv) seeking or knowingly encouraging others to submit nominations for election or removal of directors, subject to certain exceptions in connection with actions taken by Starboard reasonably designed to be confidential in furtherance of identifying director candidates in connection with the 2023 Annual Meeting; (v) making stockholder proposals or offers with respect to certain extraordinary transactions; (vi) seeking Board representation other than as provided in the Agreement; (vii) knowingly supporting or influencing any person with respect to voting or disposition of the Issuer’s securities; or (viii) publicly requesting or submitting any proposal to amend the terms of the Agreement.

Additionally, the Issuer agreed to take all actions to amend that certain Rights Agreement, dated as of December 27, 2021, between the Issuer and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”), such that (A) (i) the ownership threshold for a person to become an Acquiring Person (as defined in the Rights Agreement) is increased from 7.5% of the Shares to 10% of the Shares and (ii) the ownership threshold for a Passive Institutional Investor (as defined in the Rights Agreement) to become an Acquiring Person is increased from 10% of the Shares to 20% of the Shares, and (B) the Final Expiration Date (as defined in the Rights Agreement) shall occur no later than upon conclusion of the 2022 Annual Meeting.

17

CUSIP No. 589378108

The Issuer and Starboard also made certain customary representations, agreed to mutual non-disparagement provisions and agreed to jointly issue a press release announcing certain terms of the Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,673,240 Shares outstanding, as of April 30, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

A.	Starboard V&O Fund
(a)	As of the close of business on June 24, 2022 Starboard V&O Fund beneficially owned 2,333,266 Shares.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 2,333,266

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,333,266
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard V&O Fund during the past sixty days is set forth in Schedule A and is incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on June 24, 2022, Starboard S LLC beneficially owned 368,090 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 368,090

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 368,090
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.
C.	Starboard C LP
(a)	As of the close of business on June 24, 2022, Starboard C LP beneficially owned 221,718 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 221,718

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 221,718
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty days.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 221,718 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 221,718

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 221,718
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.
E.	Starboard L Master
(a)	As of the close of business on June 24, 2022, Starboard L Master beneficially owned 154,830 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 154,830

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 154,830
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L Master has not entered into any transactions in the Shares during the past sixty days.
F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 154,830 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 154,830

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 154,830
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days.
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G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 221,718 Shares owned by Starboard C LP, and (ii) 154,830 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 376,548

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 376,548
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.
H.	Starboard X Master
(a)	As of the close of business on June 24, 2022, Starboard X Master beneficially owned 585,950 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 585,950

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 585,950
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard X Master has not entered into any transactions in the Shares during the past sixty days.
I.	Starboard Value LP
(a)	As of the close of business on June 24, 2022, 492,977 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,333,266 Shares owned by Starboard V&O Fund, (ii) 368,090 Shares owned by Starboard S LLC, (iii) 221,718 Shares owned by Starboard C LP, (iv) 154,830 Shares owned by Starboard L Master, (v) 585,950 Shares owned by Starboard X Master, and (vi) 492,977 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 4,156,831

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,156,831

4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.
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CUSIP No. 589378108

J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,333,266 Shares owned by Starboard V&O Fund, (ii) 368,090 Shares owned by Starboard S LLC, (iii) 221,718 Shares owned by Starboard C LP, (iv) 154,830 Shares owned by Starboard L Master, (v) 585,950 Shares owned by Starboard X Master, and (vi) 492,977 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 4,156,831

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,156,831
4. Shared power to dispose or direct the disposition: 0

(c)

Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Starboard V&O Fund during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,333,266 Shares owned by Starboard V&O Fund, (ii) 368,090 Shares owned by Starboard S LLC, (iii) 221,718 Shares owned by Starboard C LP, (iv) 154,830 Shares owned by Starboard L Master, (v) 585,950 Shares owned by Starboard X Master, and (vi) 492,977 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 4,156,831

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,156,831
4. Shared power to dispose or direct the disposition: 0

(c)

Principal Co has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Starboard V&O Fund during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,333,266 Shares owned by Starboard V&O Fund, (ii) 368,090 Shares owned by Starboard S LLC, (iii) 221,718 Shares owned by Starboard C LP, (iv) 154,830 Shares owned by Starboard L Master, (v) 585,950 Shares owned by Starboard X Master, and (vi) 492,977 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 4,156,831

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,156,831
4. Shared power to dispose or direct the disposition: 0

(c)

Principal GP has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Starboard V&O Fund during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

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CUSIP No. 589378108

M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,333,266 Shares owned by Starboard V&O Fund, (ii) 368,090 Shares owned by Starboard S LLC, (iii) 221,718 Shares owned by Starboard C LP, (iv) 154,830 Shares owned by Starboard L Master, (v) 585,950 Shares owned by Starboard X Master, and (vi) 492,977 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 4,156,831
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,156,831

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Starboard V&O Fund during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, Starboard V&O Fund entered into forward purchase contracts with Bank of America as the counterparty providing for the purchase of an aggregate of 573,082 Shares (each a “BA Forward Contract”). Each of the BA Forward Contracts had a final valuation date of March 15, 2023, however, Starboard V&O Fund had the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Starboard V&O Fund exercised the BA Forward Contracts and thereby acquired an aggregate of 573,082 Shares. Accordingly, Starboard V&O Fund is no longer a party to the BA Forward Contracts.

On June 23, 2022, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld and Mercury Systems, Inc., dated June 23, 2022

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

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SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Exercise of Forward Contract	573,082	47.9621	06/24/2022